ALADDIN KNOWLEDGE SYSTEMS LTD.
NOTICE OF ANNUAL AND ORDINARY MEETING
OF SHAREHOLDERS

December 11, 2002

             NOTICE IS HEREBY GIVEN that the Annual and Ordinary Meeting of the Shareholders of Aladdin Knowledge Systems Ltd. (the "Company'') will be held at the corporate offices of the Company at 15 Beit Oved Street, Tel Aviv, Israel on Wednesday, December 11, 2002 at 11 a.m. (local time) for the following purposes:

  To elect four directors for the coming year.

  To ratify the appointment of Kost, Forer & Gabbay, as the independent public accountants of the Company for the year ending December 31, 2002 and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services in accordance with Israeli law.

  To ratify the terms of compensation of certain of the Company's directors.

  To ratify the amendment of the terms of compensation of Yanki Margalit who is Chairman of the Board of Directors of the Company as well as the CEO of the Company.

  To receive Management's report on the business of the Company for the year ended December 31, 2001.

             Shareholders of record at the close of business on November 1, 2002 will be entitled to notice of and to vote at the meeting. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Please see the enclosed Proxy Card for further instructions.

By Order of the Board of Directors, ALADDIN KNOWLEDGE SYSTEMS LTD. YANKI MARGALIT CEO and Chairman of the Board of Directors

Date: November 5, 2002

ALADDIN KNOWLEDGE SYSTEMS LTD.
15 Beit Oved Street
P.O. Box 11141
Tel Aviv
Israel 61110

PROXY STATEMENT

ANNUAL AND ORDINARY MEETING
OF SHAREHOLDERS
December 11, 2002

             The enclosed proxy is being solicited by the board of directors (the "Board of Directors'') of Aladdin Knowledge Systems Ltd. (the "Company'') for use at the Company's Annual and Ordinary Meeting of Shareholders (the "Meeting'') to be held on December 11, 2002, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekel ("NIS'') 0.01 of the Company (the "Ordinary Shares'') covered thereby in accordance with the directions of the shareholders executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Board of Directors.

             The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered by the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about November 5, 2002. The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company.

             Only holders of record of Ordinary Shares at the close of business on November 1, 2002 are entitled to notice of, and to vote at, the Meeting. At that date, 11,477,922 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company's Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, representing 51% of the voting rights of the issued share capital of the Company, personally or by proxy, shall constitute a quorum for the Meeting. Approval of each of the first three resolutions proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such resolution.

Approval of resolution number four proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by disinterested shareholders exceeds one percent of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of disinterested shareholders present in person or by proxy at the Meeting who vote on the proposal. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting, shall stand adjourned to such day, hour and/or place as the Board of Directors shall notify the shareholders.

PRINCIPAL SHAREHOLDERS

             The following table shows as of October 15, 2002, certain information as to each person known to the Company to be the beneficial owner of more than 5% of the Ordinary Shares then outstanding:

                  Name and Address                     Number of             Percent
                                                     Shares Owned           of Shares

Yanki Margalit . . . . . . . . . . . . . . . . . .     2,148,549               18.7%
 15 Beit Oved Street
 Tel Aviv 61110, Israel

Dany Margalit. . . . . . . . . . . . . . . . . . .     1,269,195               11.1%
 15 Beit Oved Street
 Tel Aviv 61110, Israel

Mills Value Advisor, Inc . . . . . . . . . . . . .     2,200,387               19.2%
 1108 East Main Street
 Richmond, Virginia 23219

All directors and officers as a group owning more
 than 5% each. . . . . . . . . . . . . . . . . . .     3,452,744               30.1%

PROPOSAL ONE

ELECTION OF DIRECTORS

             The Board of Directors of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "For'' the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose. The nominees who are currently directors of the Company have advised that they will continue to serve as directors if re-elected. In addition to the nominees listed below, two Outside Directors serve on the Board of Directors of the Company pursuant to their appointment at previous shareholder meetings of the Company for fixed terms.

             The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years:

Nominee	Age	Principal Occupation	Director Since	Shares Beneficially Owned on October 15, 2002(1)	Percent of Class
Yanki Margalit	40	Chairman of the Board and CEO since 1987. Served as Chief Financial Officer from 1987 to 1993.	1985	2,148,549	18.7%
Dany Margalit	35	Executive Vice President since 2001. Vice President of Technologies from 1998 until 2001. Research and Development Vice President from 1989 to 1997. Served as Research and Development Manager from 1987 to 1989.	1993	1,269,195	11.1%
David Assia	51	Served as Managing Director of Mashov Computers Ltd. from 1980 to 1986. Chairman & CEO of Magic Software Enterprises (NASDAQ) from its inception in 1986 until Sept 1997. Currently Executive Chairman of Magic. Chairman and CEO of Enformia Ltd. Board member of Aladdin Knowledge Systems (NASDAQ: ALDNF), Babylon Ltd. Vice Chairman of the Israeli Association of Software Houses (IASH).	1993	10,000	0%

(table continued on next page)

(table continued from previous page)

Nominee	Age	Principal Occupation	Director Since	Shares Beneficially Owned on October 15, 2002(1)	Percent of Class
Yigal BarYossef	55	Senior Vice President of Marketing
for Amdocs Management Limited.
Since 2001 Mr. Bar-Yossef is
responsible for Amdocs' newly
acquired Clarify Division. Prior to
joining Amdocs, Mr. Bar-Yossef
served as Managing Director and
CEO of Pelephone Communications
Ltd., Israel's pioneer cellular
company, jointly owned at the time
by BEZEQ (Israel PTT) and
Motorola. Prior to that Mr. Bar-
Yossef had served as Managing
Director of Digital Israel, a wholly
owned subsidiary of Digital
Equipment Corporation (DEC)
which at the time was the second
largest computer company in the
world and was later acquired by
		Compaq Computer Ltd.	New Nominee	0	0%

(1)	For this purpose, "beneficial ownership'' means voting or investment power with respect to Ordinary Shares or the right to acquire Ordinary Shares at any time within 60 days of October 15, 2002.

             The Israel Companies Law, 1999, as amended (the "Israel Companies Law"), requires publicly held Israeli companies to appoint at least two Outside Directors. Dr. Menahem Gutterman was appointed as an Outside Director in December 2000 under the Israel Companies Law for a three-year term that expires in December 2003 and Dr. Orna Berry was appointed as an Outside Director in December 2001 under the Israel Companies Law for a three-year term that expires in December 2004. Certain information concerning Dr. Gutterman and Dr. Berry is set forth below:

Nominee	Age	Principal Occupation	Shares Beneficially Owned on October 15, 2002(1)	Percent of Class
Dr. Menahem Gutterman	63	Executive Vice President, Head of Operations and Information Systems Division, Israel Discount Bank Ltd. since 1992. Served as General Manager's Assistant at Israel Discount Bank from 1981-1992. Senior Lecturer, Tel Aviv University, Faculty of Management, School of Business Administration.	0	0%
Dr. Orna Berry	53	A Venture Partner in Gemini Israel
Fund Ltd. and the Active
Chairperson in both Lambda
Crossing, Ltd., and in Wanwall, Inc.
since August 2000. Served as the
Chief Scientist of the Ministry of
Industry and Trade of the
Government of Israel from 1997-
2000 and Co-President of Ornet
Data Communications Technologies
Ltd. from 1993-1997. From 1992-
1993 Dr. Berry received her Ph.D.
in computer Science from the
University of Southern California
and M.A. and B.A. degrees in
Statistics and Mathematics from Tel
Aviv and Haifa Universities. She is
a frequent lecturer on "High-Tech"
in Israel, Europe and the United
States.

			0	0%

(1)	For this purpose, "beneficial ownership'' means voting or investment power with respect to Ordinary Shares or the right to acquire Ordinary Shares at any time within 60 days of October 15, 2002.

             As of October 15, 2002, the directors and executive officers of the Company (not including its subsidiaries), as a group, beneficially owned a total of 3,452,744 Ordinary Shares of the Company or 31% of the amount outstanding. This number does not include 91,250 Ordinary Shares issuable upon presently exercisable options that have been granted pursuant to the Company's share option plans.

             Any shareholder communication regarding director nominees should be directed to: Yanki Margalit, Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, P.O. Box 11141, Tel Aviv, Israel 61110.

             The Company's Articles of Association specify that the number of directors will be at least two but no more than eight. The Board of Directors met on a quarterly basis during the fiscal year ended December 31, 2001. All of the directors attended (in person or by proxy or by telephone) no fewer than 75% of those meetings.

             The shareholders of the Company are requested to adopt the following resolution:

             RESOLVED, to ratify the appointments of Yanki Margalit, Dany Margalit, David Assia and Yigal Bar Yossef as directors of the Company for the coming year until the next annual meeting of the Company's shareholders.

             The election of the director nominees requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting which are actually cast in connection with such resolution.

Remuneration of Directors and Officers

             The aggregate direct remuneration paid or accrued on behalf of all directors and executive officers of the Company as a group (not including its subsidiaries) during the year ended December 31, 2001, was approximately $1,467,955. This amount includes directors' fees and expenses, and amounts set aside or accrued to provide pension, retirement or similar benefits and amounts expended by the Company for automobiles made available to its officers, but does not include expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

PROPOSAL TWO

PROPOSAL REQUIRING RATIFICATION OF THE APPOINTMENT OF
INDEPENDENT PUBLIC ACCOUNTANTS

             The Board of Directors has appointed the accounting firm of Kost, Forer & Gabbay as the independent certified public accountants of the Company for the year ending December 31, 2002. The Board of Directors believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders. A representative of Kost, Forer & Gabbay will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions.

             The shareholders of the Company are requested to adopt the following resolution:

             RESOLVED, to ratify the appointment of Kost, Forer & Gabbay as the independent public accountants of the Company for the year ending December 31, 2002, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services in accordance with Israeli law.

             Ratification of the appointment of Kost, Forer & Gabbay requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting which are actually cast in connection with such resolution.

             The Board of Directors recommends that the shareholders vote "FOR'' the ratification of Kost, Forer & Gabbay as the independent public accountants of the Company.

PROPOSAL THREE

PROPOSAL TO RATIFY THE TERMS OF COMPENSATION OF
CERTAIN OF THE COMPANY'S DIRECTORS, AS REQUIRED
PURSUANT TO THE ISRAEL COMPANIES LAW, 1999

             Under the Israel Companies Law, the terms of compensation of members of the Board of Directors require approval of each of the audit committee, Board of Directors and shareholders of the Company, in such order.

             In November 2001, the Company granted options to purchase 2,500 Ordinary Shares to each of Mr. David Assia, Dr. Menahem Gutterman and Dr. Orna Berry pursuant to a share option plan adopted on March 6, 2001 (the "2001 Plan''), at an exercise price of $2.62 per share.

             In compliance with the Israel Companies Law, it is proposed that at the Meeting the Shareholders adopt the following resolution:

             RESOLVED that subject to the approval of the audit committee of the Company and the approval of the Board of Directors of the Company, the grant of options to purchase 2,500 Ordinary Shares to each of Mr. Assia, Dr. Gutterman and Dr. Berry at an exercise price of $2.62 per share pursuant to the 2001 Plan is hereby ratified.

             Ratification of the terms of compensation to such directors by the shareholders requires the affirmative vote of a majority of the Ordinary Shares represented at the Meeting which are actually cast in connection with such resolution.

             The Board of Directors of the Company expresses no recommendation as to the vote on the above resolution.

PROPOSAL FOUR

PROPOSAL TO AMEND THE TERMS OF COMPENSATION OF
YANKI MARGALIT, CHAIRMAN OF THE BOARD OF DIRECTORS OF
THE COMPANY AND CEO OF THE COMPANY, AS REQUIRED
PURSUANT TO THE ISRAEL COMPANIES LAW, 1999

             Under the Israel Companies Law, the terms of compensation of members of the Board of Directors require approval of each of the audit committee, Board of Directors and shareholders of the Company, in such order.

             Subject to the receipt of the requisite shareholder approval, in October 2002 the audit committee of the Company, followed by the Board of Directors of the Company, approved the amendment of the compensation payable to Mr. Yanki Margalit, the Chairman of the Board of Directors of the Company as well as the CEO of the Company. Commencing in October 2002 Mr. Margalit's annual salary will be $150,000. In addition, commencing in 2002 Mr. Margalit will receive a performance based bonus equivalent to 1.5% of year to year increases in the Company's annual revenues and commencing in the fourth quarter of 2002 he will receive a performance based bonus equivalent to 3% of the Company's quarterly net profits. In 2003 Mr. Margalit will also receive options to purchase 100,000 Ordinary Shares of the Company which will be subject to a 3 year vesting schedule such that one third of these options will vest annually. Mr. Margalit also receives the use of an automobile from the Company, 25 days of paid vacation per year as well as other benefits commonly paid by companies in Israel. In compliance with the Israel Companies Law, it is proposed that at the Meeting the Shareholders adopt the following resolution:

             RESOLVED that the amendment of the terms of compensation payable to Mr. Yanki Margalit, the Chairman of the Board of Directors of the Company as well as the CEO of the Company, as described in the proxy statement, dated November 5, 2002, distributed to the shareholders of the Company is hereby ratified.

             The ratification of the amendment of the terms of compensation of Yanki Margalit, a director of the Company who is also an office holder of the Company as well as a controlling shareholder of the Company (for purposes of the approval of interested party transactions pursuant to the Companies Law), requires the affirmative vote of shareholders present in person or by proxy holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by disinterested shareholders exceeds one percent of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of disinterested shareholders present in person or by proxy at the Meeting who vote on the proposal.

             Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest in connection with this Proposal No. 4 as a condition for his or her vote to be counted with respect to this Proposal No. 4. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this Proposal No. 4, his or her vote with respect to this Proposal No. 4 will be disqualified. For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

             The Board of Directors of the Company expresses no recommendation as to the vote on the above resolution.

             Shareholders are urged to complete and return their Proxies promptly in order, among other things, to insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

             Your vote is important! Whether or not you plan to attend the meeting in person, we urge you to sign, date and return the enclosed proxy card promptly. You may, of course, attend the meeting and vote in person even if you have previously mailed your proxy card.

By Order of the Board of Directors YANKI MARGALIT Chairman of the Board and CEO

Tel Aviv, Israel
Date: November 5, 2002